[SUN LETTERHEAD]
March 26, 2009
Via EDGAR and facsimile at 703-813-6984
Mr. Jerard Gibson
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Sun Communities, Inc. (the “Company”) Registration Statement on Form S-3 Registration No. 333-156618 (“Registration Statement”)
Dear Mr. Gibson:
          Pursuant to Rule 461, request is hereby made that the Registration Statement be declared effective on Monday, March 30, at 5:30 pm, Eastern Time, upon the condition that the Company’s First Amendment to the Company’s Annual Report on Form 10-K including, among other things, Part III information, is filed prior to effectiveness of the Registration Statement. The undersigned acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The undersigned is aware of the responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced registration statement.

Very truly yours, SUN COMMUNITIES, INC.
By:	/s/ Karen J. Dearing
Karen J. Dearing, Executive Vice President, Chief Financial Officer, Treasurer and Secretary